SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 30, 2003

AVENTIS
(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosures:

A press release dated April 30, 2003 announcing the Aventis First Quarter results for 2003.

Press release

Your Contacts:
Corinne Hoff	Nathalie Jecker
Aventis Media Relations	Aventis Media Relations
Tel.: + 33 (0)3 8899 1916	Tel.: + 33 (0)3 8899 1116
Corinne.Hoff@aventis.com	Nathalie.Jecker@aventis.com

AVENTIS REPORTS FIRST-QUARTER RESULTS FOR 2003

Aventis Group

•    Sales and earnings lower due to non-core divestments and depreciation of value of Rhodia and Clariant

•             Strong performance of core business as strategic products sales activity grows at double-digit rate

Core business sales activity rises, earnings increase at double-digit rate despite significant challenges

•             Core business sales activity rises 3.4%, net income grows 12.8% and EPS increase 13.3%

•             Reported core business sales decline 8.8% due to 12.2% negative currency impact

•             U.S. sales activity increases 11.6%

Strategic brands maintain strong momentum and grow 14.6% on an activity basis:

•             Allegra/Telfast sales rise 3.3%, despite delayed allergy season, destocking and OTC competition in the U.S.

•             Lovenox/Clexane sales grow 10.6%, U.S. growth trend expected to accelerate during rest of year

•             Taxotere, Lantus, Actonel, Delix/Tritace, Ketek and human vaccines post accelerated growth

Aventis to apply for reissuance of a U.S. patent covering Lovenox

Aventis reaffirms outlook for 2003 for core business

•             Targeting high-single-digit sales activity growth and mid to high teens EPS growth for full year

•             Aventis on track for up to five new product submissions in 2003

Aventis to launch a €1 billion share re-purchase program

Strasbourg, France, April 30, 2003 – Aventis reported consolidated group sales of € 4.195 billion for the first quarter of 2003 compared to € 5.837 billion in the year-ago period. Group net income in the first quarter was at € 202 million compared to € 424 million, while consolidated earnings per share (EPS) were € 0.25 compared to € 0.53 in the first quarter of 2002.This decline in group sales and earnings was mainly due to the divestment of non-core activities in 2002 and the depreciation of value of Rhodia and Clariant in the first quarter of 2003.

For the core business (prescription drugs, human vaccines, 50% equity interest in the animal health joint venture Merial and corporate activities), however, sales on an activity basis (excluding currency translation effects) rose 3.4% to € 3.970 billion and earnings per share grew 13.3% to € 0.61 despite increasingly challenging conditions and adverse exchange rate developments for the U.S. dollar and Latin American currencies.

AVENTIS CORE BUSINESS KEY FIGURES(1)(2) (In million €, except for EPS)	Q1 2003	Q1 2002	Total variance
Sales	3,970	4,352	-8.8%

Activity variance(3)			+3.4%

Net income	485	430	12.8%

EPS (in €)	0.61	0.54	13.3%

(1)                       Unaudited

(2)                       Aventis Core Business comprises activities that the Group considers to be strategic and intends to retain. It includes prescription drugs, human vaccines, a 50% equity interest in the Merial animal health joint venture and corporate activities.

(3)                       Excluding currency translation effects

Percentages are calculated before rounding the data in million euros

“We delivered solid earnings growth in the first quarter despite adverse currency developments,” said Igor Landau, Chairman of the Management Board of Aventis. “Based on the first quarter developments, we continue to believe our allergy drug Allegra should achieve single-digit U.S. sales growth on an activity basis for 2003, while U.S. sales activity growth of the anti-thrombotic Lovenox is expected to reach around 15% for the full year.”

“In 2003, Aventis will continue to roll out new products such as the diabetes therapy Lantus and the novel antibiotic Ketek in key markets. We are also launching important new indications for established products, such as Taxotere in the first-line treatment of non-small-cell lung cancer. In addition, we plan to submit up to five new drugs and vaccines for approval in 2003.”

“We remain confident that we can deliver in our core business for the full year high-single-digit sales growth on an activity basis and earnings growth in the mid to high teens after one-time costs,” Igor Landau said.

Note: All references below to sales growth are on an activity basis, i.e. excluding currency translation effects.

Core business net sales for the first quarter rose 3.4% to € 3.970 billion. Reported core business sales declined 8.8%, of which currency fluctuations accounted for 12.2% of the decline, affected mainly be the US dollar (-7.7%), Latin American currencies (-1.9%) and other currencies (-2.7%). The underlying sales comparison in the first quarter of 2003 was also skewed by an exceptional sale in the first quarter of 2002 of antibiotics in France to address potential bio-terrorism threats (€ 77 million) as well as the impact of product divestitures to King Pharmaceuticals (€ 21 million). Excluding these effects, core business sales would have increased 5.8%.

Sales of strategic products, a group of key brand-name prescription pharmaceuticals, rose 14.6% to € 2.122 billion in the first quarter of 2003 and accounted for 58.6% of total prescription pharmaceutical sales, up from 52.9% in the year-earlier period.

In the United States, core business sales rose 11.6% to €1.451 billion in the first quarter, accounting for 36.5% of total core business sales as in the year-ago quarter.

In France, sales fell 14.4% to € 544 million, but were down 2.6% when excluding the impact of  the one-time sale of antibiotics to the French government in the first quarter of 2002. In Germany, sales fell 1.5% to € 267 million, due mainly to the impact of the country’s reference-pricing system on older products and increased parallel imports, which was almost offset by strong growth of strategic products. Sales in the rest of Europe noted strong gains in the United Kingdom and Spain due to an increasing focus on strategic products.

In Japan, the world’s second-largest pharmaceutical market, core business sales were slightly down 1.1% to € 208 million, as the performance of strategic products – particularly the non-sedating allergy drug Allegra/Telfast and the osteoporosis drug Actonel – largely compensated for the lower contribution of older products.

SELECTED SALES OF AVENTIS STRATEGIC PRODUCTS AND VACCINES(1)

(In million €)

Product	Q1 2003	Q1 2002	Activity variance(2)
Allegra/Telfast global sales	418	485	3.3%
U.S. sales	318	382	2.1%

Lovenox/Clexane global sales	389	411	10.6%
U.S. sales	242	279	6.1%

Taxotere global sales	324	276	36.3%
U.S. sales	178	151	44.8%

Lantus global sales	89	52	102.7%
U.S. sales	70	40	113.8%

Ketek global sales (Not yet sold by Aventis in the U.S.)	26	9	NS

Delix/Tritace global sales (Not sold by Aventis in the U.S.)	241	206	25.0%

Actonel sales consolidated by Aventis(3)	33	21	83.2%

Human vaccines sales consolidated by Aventis	350	332	22.5%

(1)                                 Unaudited

(2)                                 Excluding currency translation effects.

(3)                                 Cooperation with Procter & Gamble; Actonel sales as consolidated by Aventis including sales in Japan.

NS          Not significant

Allegra/Telfast (fexofenadine): The non-sedating allergy medication recorded growth of 3.3% in the first quarter. In the key U.S. market, sales growth was 2.1%, in line with the company’s stated objective of delivering single-digit sales growth in 2003 following the switch of the competing product Claritin® to over-the-counter (OTC) status in the U.S. in December 2002. Allegra sales growth did not match reported total prescription growth in the first quarter, which was approximately 10%, due mainly to wholesalers continuing to reduce inventory levels. In addition, the pollen season in the U.S. was delayed due to the prolonged winter season in major parts of the country.

In the pending patent litigation in the U.S., Aventis filed three additional patent infringement lawsuits against Teva Pharmaceuticals USA, Mylan Pharmaceuticals, and Dr. Reddy’s Laboratories during the first quarter. In total, five lawsuits have been filed against companies seeking to market generic versions of fexofenadine. Aventis filed all lawsuits in the same U.S. District Court for New Jersey and the first trial has been scheduled for September 2004. As a result, the potential emergence of any generic form of fexofenadine is considered unlikely prior to the fourth quarter of 2004, unless all issues pending in the case are decided by a summary judgment adverse to Aventis in the absence of a trial.

Lovenox/Clexane (enoxaparin): Global sales of the antithrombotic rose 10.6%, while sales growth in the U.S. was 6.1% as an FDA warning letter sent to doctors concerning the use of Lovenox in patients with prosthetic heart valves in the latter part of the first quarter of 2002 continued to affect year-on-year growth. Sales in the rest of the world, however, were robust, rising 20.1%.

Aventis is in the process of filing an application with the U.S. Patent and Trademark Office (USPTO) for the re-issuance of  U.S. patent No. 5,389,618 (the ‘618 patent) relating to Lovenox. The ‘618 patent, which expires on February 14, 2012, contains claims related to a heterogeneous intimate admixture of sulfated polysaccharides, method of treatment, and the process related to manufacturing enoxaparin. A re-issue application is typically used to seek modifications in specifications of a granted patent. The changes sought in the original U.S. patent specification have no effect on the safety or efficacy of Lovenox.

The decision to seek this re-issue follows a detailed review of the ‘618 patent. The ‘618 patent will remain in force as a granted patent during the re-issue proceeding. If the application is approved, Aventis believes that the ‘618 patent could be re-issued in an amended version prior to year-end 2004. Aventis has another patent for Lovenox listed in the Orange Book, the U.S. Food and Drug Administration’s official listing of approved drug products, U.S. Patent no. 4,692,435, which will expire December 24, 2004.

Taxotere (docetaxel): The chemotherapy agent reported a 36.3% increase in worldwide first-quarter sales and a 44.8% increase in the U.S., driven by a strong ongoing performance in the treatment of advanced breast and lung cancer. Also impacting sales was the launch of a new indication in the U.S. and EU as a first-line therapy in non-small cell lung cancer (NSCLC), which significantly expands the base of potential patients. Taxotere received FDA approval for this indication in November 2002, while EU approval was granted in January 2003.

Delix/Tritace (ramipril): The ACE inhibitor, expected to become the next blockbuster drug for Aventis, recorded a 25.0% increase in sales due to greater use among patients with diabetes and/or hypertension and at least one cardiovascular risk. The use of this drug in the diabetic population is strongly supported by American Heart Association (AHA) recommendations issued in January 2003 as well as in guidelines from the National Institute for Clinical Excellence (NICE) in the UK.

Lantus (insulin glargine): The long-acting insulin recorded further market share gains in the U.S. and Germany among both type 1 and type 2 diabetics, while sales activity more than doubled. In the U.S., Lantus is the No. 1 insulin in newly insulinized type 2 patients and the most frequently prescribed basal insulin in newly diagnosed type 1 patients. In the U.S., more than one million people have filled prescriptions for Lantus since its launch in May 2001. In the UK, where Lantus was launched in September 2002, Lantus has outpaced the monthly sales of all other diabetes treatments following drug launch and is one of the most successful launches ever in this market, according to recent IMS Health data.

Ketek (telithromycin): Sales of the novel antibiotic nearly tripled, helped by continued strong sales in France and Spain. Ketek has been approved in all EU and major Latin American markets. For 2003, Aventis anticipates an approval and launch of Ketek in Japan, the second-largest antibiotics market worldwide, where a marketing agreement has been signed with Sankyo and Fujisawa. More than 2.7 million patients worldwide have benefited from Ketek’s ability to deliver an optimal spectrum of activity for first-line treatment of upper and lower respiratory tract infections.

Despite the positive outcome of the FDA Anti-Infectives Advisory Committee meeting in January 2003, which voted to recommend approval of Ketek, the FDA issued a second “approvable letter” that same month, asking for additional analysis and information (but no request for additional clinical studies). Aventis hopes to file a response in time to gain FDA approval by the end of 2003.

Actonel (risedronate): Sales of the osteoporosis treatment were mainly driven by increasing success of the once-weekly formulation in the U.S. as well as in several EU markets where this new formulation has recently been launched. Actonel is being co-developed and co-marketed by Aventis and Procter & Gamble through the Alliance for Better Bone Health. First-quarter total Actonel Alliance sales rose to € 158 million from € 96 million in the year-ago period, while first-quarter sales consolidated by Aventis were € 33 million compared to € 21 million.

Human vaccines generated sales of € 350 million, an increase of 22.5% from the first quarter in 2002. Among the growth drivers was the favorable timing of sales of pediatric combination vaccines and higher demand from the U.S. military for meningitis, yellow fever and typhoid vaccines. Tetanus vaccines showed strong growth with the return to normal U.S. supply levels. Sales in the international region were stable and are expected to strengthen during the rest of 2003. Sales in Europe by the Aventis Pasteur MSD joint venture, which are not consolidated by Aventis, were € 112 million, an increase of almost 10% compared to the year-ago period reflecting improved product supply.

CORE BUSINESS PROFITABILITY ANALYSIS

Gross margin as a percentage of sales amounted to 74.1% in the first quarter 2003, a slight decrease compared to 74.3% in the year-ago period, which was due to the unfavorable currency translation impact. At comparable exchange rates, the gross margin would have been 74.8% for the first quarter of 2003.

Selling, general and administrative expenses and other revenues net decreased significantly by 19.1% to € 1.245 billion in the first quarter 2003 (31.4% of sales) from € 1.538 billion in the year-ago period (35.3% of sales). Excluding currency translation effects SG&A and other revenues net decreased 7.2%. The favorable variance of the foreign exchange gains and losses on transactions (a gain of € 32 million in the first quarter compared to a loss of € 21 million in the year-ago period) also contributed to this decrease.

R&D expenditures totaled  € 702 million, a slight decrease of 2.7% (+8.8% excluding currency translation effects) compared to € 722 million in the first quarter of 2002. R&D expenditures amounted to 17.7% of core business sales in the first quarter of 2003 compared to 16.6% in the year-ago period. Reduced spending due to the completion of some clinical trials and a favorable currency translation impact more than offset higher spending for the development of some phase III projects, including Genasense and Alvesco, and line extensions for already-marketed strategic products.

Equity in earnings of affiliated companies amounted to € 39 million in the first quarter of 2003 compared to €41 million in the year-ago period, mainly driven by the reduced contribution from the Merial animal health joint venture (with Merck & Co.). Sales of the Merial joint venture were $432 million in the first quarter, an operational decline of 1% from the year-ago period.

EBITA (operating profit before goodwill amortization plus equity in earnings of affiliated companies) amounted to € 1.014 billion (including € 30 million of one-time costs generated by an ongoing productivity enhancement plan) in the first quarter of 2003 compared to € 1.012 billion in the year-ago period. Excluding currency translation impact and variance on foreign exchange gains and losses, EBITA would have increased 11%. In term of profitability, the EBITA margin as a percentage of sales showed a gain of 2.3 percentage points to 25.5% in the first quarter of 2003 from 23.2% in the year-ago period.

Miscellaneous non-operating income/expenses were an expense of € 77 million and essentially at the same level as expense of € 79 million in the year-ago period. The first-quarter expenses of  € 77 million in 2003 included a € 36 million provision to adjust the book value of some biotechnology investments, including Millennium and Genta.

Net income increased 12.8% to € 485 million from € 430 million in the first quarter of 2002, while earnings per share (EPS) rose 13.3% to € 0.61 from € 0.54 in the year-ago period. Excluding currency translation impact and variance on foreign exchange gains and losses, net income would have increased 25%. Before goodwill amortization, EPS rose to € 0.77 compared to € 0.72 in the year-ago period. One-time costs generated by a productivity enhancement plan negatively impacted EPS by € 0.03 in the first quarter of 2003.

NON-CORE BUSINESS SALES AND EARNINGS

Non-core business sales were € 230 million in the first quarter of 2003 compared to € 1.500 billion in the year-ago period. This decrease was mainly due to the divestiture of Aventis CropScience and Animal Nutrition during the first half of 2002.

Non-core net income was a loss of  € 283 million compared to a loss of € 6 million in the year-ago period, due mainly to the write-down of investments in the chemical companies Rhodia (€ 115 million before tax) and Clariant (€ 154 million before tax).

OUTLOOK

For 2003, Aventis reaffirms its previously established full-year targets for the core business.

Full-year sales growth for the core business is expected to be in the high single digits (excluding currency translation effects), driven by further expansion of the strategic brands and vaccines. This growth rate takes into account the following assumptions: an overall slowdown in the global pharmaceutical industry, including proposed reforms in Europe; and expectations for single-digit sales growth for Allegra in the U.S. amid more challenging market conditions following the switch of the leading competitor product Claritin® to OTC status.

Earnings per share for the core business in 2003 are expected to achieve a growth rate in the mid to high teens, which includes one-time costs related to the productivity enhancement plan initiated at the start of 2003.

Aventis intends to submit up to five new products for regulatory approval in the U.S. and Europe in 2003, including:

•             The inhaled corticosteroid Alvesco (ciclesonide) is expected to be submitted for U.S. regulatory approval for the treatment of chronic persistent asthma in both adults and children at the age 4 and older. Aventis is co-developing this compound with Altana Pharma for the U.S., and Aventis is responsible for the U.S. regulatory filing.

•             glulisine (1964), a fast-acting insulin analogue for type 1 and type 2 diabetes, is on track for U.S. and EU regulatory submissions in summer 2003.

•             Genasense™ (oblimersen sodium), a targeted anti-cancer therapy, is expected to be submitted for one or more of the initial indications under development during the second half of 2003. Patient enrollment for these indications — chronic lymphocytic leukemia, malignant melanoma and multiple myeloma – has been completed, while the development program for additional solid tumors is making progress. In April 2002, Aventis and Genta Inc. agreed to jointly develop and commercialize this innovative antisense oligonucleotide.

•             Menactra, the first quadravalent conjugate vaccine for the prevention of meningococcal meningitis, is expected to be submitted for U.S. regulatory approval in late 2003 or early 2004.

•             Pentacel, a new acellular pertussis combination vaccine being developed as a primary vaccine against five diseases: pertussis, diphtheria, tetanus, polio and meningitis due to haemophilus influenzae type b (HiB) in infants, is currently in phase III studies in infants, with a U.S. regulatory submission expected in late 2003 or early 2004.

AVENTIS TO LAUNCH A €1 BILLION SHARE RE-PURCHASE PROGRAM

Aventis plans to launch a program to re-purchase up to € 1 billion of its shares and anticipates completing this program over the next 12 months.

“With the significant reduction in net debt since the formation of Aventis, together with our capacity to generate over €1.5 billion of free cash flow annually from our core business, we have significantly improved our financial flexibility,” said Patrick Langlois, Vice Chairman of the Management Board and Chief Financial Officer. “Given this flexibility, our priority is to strengthen our key therapeutic areas through targeted acquisitions of products and technologies. In addition, the attractiveness of our current share price, coupled with strong growth prospects for the future, makes investing in our own company through a share re-purchase program a logical choice.”

Aventis plans to finance the share re-purchase program mainly by operational cash flow, proceeds from divestments and debt. Aventis intends to repurchase the shares on the open market or in privately negotiated transactions, from time to time, based on market conditions. The shares purchased through this program would be used for general corporate purposes.

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release other than factual or historical information, including but not limited to statements of or relating to Aventis’ financial projections, plans and objectives for future operations, predictions of future product sales or economic performance, and assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the success of new products, the strength of competition, the success of research and development efforts, the outcome of significant litigation, the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors.  Estimates of future product sales can be particularly subject to uncertainty due to the multitude of factors that could cause actual results to differ materially.  Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of Aventis’ products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; and limitations on revenues imposed by volume purchasers, government entities, and by operation of law.  Aventis disclaims any obligation to revise or update any such forward-looking statement.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Brand names appearing in italics throughout this document are trademarks of Aventis, and/or its affiliates, with the exception of trademarks that may be used under license by Aventis and/or its affiliates, such as Actonel, a trademark of Procter & Gamble Pharmaceuticals, Alvesco, a trademark of Altana Pharma AG and Genasense, a trademark of Genta Inc.

Aventis(1)

All Consolidated Businesses

Consolidated Income Statement Q1 2003

in million €	Q1 / 2003	Q1 / 2002

Net sales	4,195	5,837

Cost of goods sold	(1,190)	(1,903)

Gross margin (as % of sales)	71.6%	67.4%

SG&A and other operating Inc. / Exp.	(1,303)	(1,943)
Research & Development	(720)	(850)
Restructuring	(19)	(16)
Goodwill amortization	(124)	(163)

Operating profit	839	962

Equity in earnings of affiliated companies	(75)	57
Interest expenses	(37)	(119)
Miscellaneous non oper. inc. / and exp.	(270)	(132)

Income before tax	457	768

Tax	(228)	(283)

Minority interests	(10)	(33)
Preferred remuneration	(18)	(29)

Net Income	202	424

Average number of outstanding shares	792,009,198	795,751,408

EPS in € per share	0.25	0.53

EPS before goodwill amortization in € per share	0.41	0.74

(1) Unaudited

Percentages are calculated before rounding the data in million euros

Strategic Activities

The core business comprises activities  that the Group considers to be strategic and intends to retain. It includes Prescription Drugs, Human Vaccines, our 50% equity interest in Merial (animal health) (accounted for under the equity method) and the Corporate activities (comprised mainly of parent and holding companies, financing and insurance entities).

The non-core activities include businesses that the group has divested in the period or intends to divest in the foreseeable future. In 2003 our non-core activities include Aventis Behring and our interests in the chemical companies  Rhodia, Wacker and DyStar, which we account for using the equity method, as well as our 11.8% interests in the specialty chemical company Clariant, which we account for as an investment. The 2002 results include Aventis Animal Nutrition and Aventis CropScience until their divestiture, respectively in April and June 2002.

The profit and loss accounts for the non-core activities include the results of these activities until the date when they are disposed of, the gain or loss on disposal as well as other charges related to divested activities but incurred after the date of disposal.

These statements represent management’s expectations, targets and intentions and involve risks and uncertainties.

Aventis Core Businesses(1)

Selected Financial Data Related to Consolidated Income Statement Q1 2003

in million €	Q1 / 2003	Q1 / 2002	Total Variance %

Net sales	3,970	4,352	-8.8%
Activity variance in percentage of Net Sales(2)			3.4%
Cost of goods sold	(1,029)	(1,119)

Gross margin (as % of sales)	74.1%	74.3%

SG&A and other operating Inc. / Exp.	(1,245)	(1,538)	-19%
Research & Development	(702)	(722)	-3%
Restructuring	(19)	(1)

Operating profit before goodwill amortization	975	970	1%
Equity in earnings of affiliated companies	39	41	-6%

EBITA(3)	1,014	1,012	0%

Goodwill amortization	(124)	(143)
Interest expenses	(22)	(46)
Miscellaneous non oper. inc. / and exp.	(77)	(79)

Income before tax	791	743	6%

Tax	(277)	(273)

Minority interests	(12)	(11)
Preferred remuneration	(18)	(29)

Net Income	485	430	13%

Average number of outstanding shares	792,009,198	795,751,408

EPS in € per share	0.61	0.54	13%

EPS before goodwill amortization in € per share	0.77	0.72	7%

EBITDA	1,188	1,199	-1%

(1) Unaudited

(2) on a comparable basis

(3)  = Operating profit before goodwill amortization + equity in earnings of affiliated companies

Percentages are calculated before rounding the data in million euros

Consolidated Sales(1) Q1 2003

Aventis Core Businesses

in million €	Q1 / 2003	Q1 / 2002	Total Variance	Activity Variance(2)	Conversion Variance(2)	Structure Variance
Prescription drugs	3,625	4,024	-9.9%	1.9%	-11.8%
Human Vaccines	350	332	5.5%	22.5%	-17.0%
Eliminations	(5)	(4)	NS	NS	NS
Total Core Businesses	3,970	4,352	-8.8%	3.4%	-12.2%

(1) unaudited

(2) on a comparable basis

NS :Not Significant

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses - Sales by Country Q1 2003(1)

in million €	Q1 / 2003	Q1 / 2002	Activity variance(2)	Structure variance

United States	1,451	1,590	11.6%
France	544	636	-14.4%
Germany	267	271	-1.5%
Japan	208	231	-1.1%
Italy	166	166	-0.4%
United Kingdom	105	98	17.2%
Spain	90	82	10.3%
Canada	89	92	12.3%
Mexico	76	104	2.4%
Brazil	62	100	-7.5%

Subtotal	3,057	3,370	3.5%
in % of total	77.0%	77.4%

Other countries	913	981	3.2%

Total Net Sales	3,970	4,352	3.4%

(1) unaudited

(2) On a comparable basis

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses Strategic Products : Change in Sales Q1 2003(1)

in million €	Q1 / 2003	Q1 / 2002	Activity variance(2)

Thrombosis/Cardiology	829	857	8.2%
Lovenox / Clexane	389	411	10.6%
Delix / Tritace	241	206	25.0%

Oncology	441	391	27.9%
Taxotere	324	276	36.3%
Campto	66	59	17.5%

Respiratory & Allergy	556	683	-3.5%
Allegra / Telfast	418	485	3.3%
Nasacort	60	76	-4.5%

Arthritis / Osteoporosis	186	186	18.1%
Arava	63	67	12.1%
Actonel(3)	33	21	83.2%

Central Nervous System	363	385	6.2%
Copaxone(4)	142	121	36.7%

Anti-Infectives	345	482	-23.7%
Targocid	49	59	-9.8%
Tavanic	59	117	-45.8%
Ketek	26	9	NS

Metabolism/ Diabetes	432	487	1.0%
Amaryl	123	130	7.6%
Insuman	40	40	4.2%
Lantus	89	52	102.7%

Human Vaccines
Pediatric combination vaccines(5)	137	117	30.2%
Polio vaccine(5)	65	93	-16.8%
Influenza vaccines(5)	33	41	-11.0%
Traveler’s endemic range excluding meningitis(5)	62	59	18.0%
Meningitis vaccines(5)	25	16	78.9%
Adult Boosters(5)	45	26	96.9%

(1) unaudited

(2) On a comparable basis

(3) Actonel sales as recorded by Aventis including Japan sales

(4) Alliance with Teva Pharmaceuticals Industries Inc

(5) Including the sales recorded in Europe by AvP-MSD

NS : Not Significant

Prescription Drugs Strategic Products : Change in Sales Q1 2003  ( U.S. / Non U.S. )(1)

U.S. in million €	Q1 / 2003	Q1 / 2002	Activity variance(2)

Lovenox / Clexane	242	279	6.1%

Taxotere	178	151	44.8%

Allegra / Telfast	318	382	2.1%
Nasacort	44	59	-8.0%

Arava	43	47	13.3%

Copaxone(4)	102	98	26.7%

Amaryl	35	44	-2.6%
Lantus	70	40	113.8%

Non U.S. in million €	Q1 / 2003	Q1 / 2002	Activity variance(2)

Lovenox / Clexane	147	132	20.1%
Delix / Tritace	241	206	25.0%

Taxotere	146	125	26.1%
Campto	66	59	17.5%

Allegra / Telfast	100	103	8.0%
Nasacort	16	17	7.7%

Arava	20	20	9.3%
Actonel(3)	33	21	83.2%

Copaxone(4)	40	23	80.4%

Targocid	49	59	-9.8%
Tavanic	59	117	-45.8%
Ketek	26	9	NS

Amaryl	88	87	12.7%
Insuman	40	40	4.2%
Lantus	19	12	64.6%

(1) unaudited

(2) On a comparable basis

(3) Actonel sales as recorded by Aventis including Japan sales

(4) Alliance with Teva Pharmaceuticals Industries Inc

NS : Not Significant

Aventis Non-Core Businesses(1)

Consolidated Income Statement Q1 2003

in million €	Q1 / 2003	Q1 / 2002%

Net sales	230	1,500	-84.7%

Cost of goods sold	(167)	(798)

Gross margin (as % of sales)	27.5%	46.8%

SG&A and other	(58)	(404)	-85.7%
Research & Development	(18)	(128)	-86.1%
Restructuring	(0)	(15)	-97.1%

Operating profit before goodwill amortization	(13)	155	NS
Equity in earnings of affiliated companies	(113)	16	NS

EBITA(2)	(126)	171	NS

Net Income	(283)	(6)	NS

(1) Unaudited

(2)  = Operating profit before goodwill amortization + equity in earnings of affiliated companies

Percentages are calculated before rounding the data in million euros

NS : Not Significant

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date: April 30, 2003	By:	/s/ Dirk Oldenburg

Name: Dirk Oldenburg
Title: General Legal Counsel